

SECURI  SION

08026321

# ANNUAL AUDITED REPORT
## FORM X-17A-5
### PART III

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SEC FILE NUMBER

8- 40745

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2006___ AND ENDING___December 31, 2006___
                                   MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:     D. E. Shaw Securities, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

120 West 45th Street
                                    (No. and Street)

New York                  NY                  10036
    (City)                (State)             (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                          Joel F. Wolf                  (212) 478-0000
                                              (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

PROCESSED
MAR 1 3 2008
THOMSON FINANCIAL

5 Times Square            New York              NY            10036
    (Address)             (City)              (State)        (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

**D. E. Shaw ~curities, L.L.C.**

39ᵗʰ Floor, Tower 45
120 West Forty-Fifth Street     (212) 478-0000
New York, NY 10036     Fax (212)478-0100

# CONTENTS OF REPORT

This report** contains (check all applicable boxes):

■    (a)   Facing page.

■    (b)   Statement of Financial Condition.

☐    (c)   Statement of Income.

☐    (d)   Statement of Cash Flows.

☐    (e)   Statement of Changes in Member's Capital.

☐    (f)   Statement of Changes in Revolving Subordinated Borrowings.

☐    (g)   Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1.

☐    (h)   Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3.

☐    (i)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐    (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐    (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

■    (l)   An Oath or Affirmation.

☐    (m)   A copy of the SIPC Supplemental Report.

☐    (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☐    (o)   Statement Regarding Rule 15c3-3.

**    For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**D. E. Shaw ...curities, L.L.C.**

39ᵗʰ Floor, Tower 45
120 West Forty-Fifth Street
New York, NY 10036

(212) 478-0000
Fax (212)478-0100

# Oath or Affirmation

I, Stuart Steckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of D. E. Shaw Securities, L.L.C., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

D. E. Shaw Securities, L.L.C.

By: D. E. Shaw & Co., L.P., as
managing member

By: _____
Stuart Steckler
Managing Director
Chief Financial Officer

Subscribed and sworn to before
me this 28th day of February, 2007

By: _____
Notary Public

HOWARD POLONETSKY
NOTARY PUBLIC, STATE OF NEW YORK
No. 01PO6070497
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES MARCH 4, 20__

ERNST & YOUNG

■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

# Report of Independent Auditors

To the Members of
D. E. Shaw Securities, L.L.C.:

We have audited the accompanying statement of financial condition of D. E. Shaw Securities, L.L.C. (the "Company"), a Delaware limited liability company, as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of D. E. Shaw Securities, L.L.C. at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

February 26, 2007

D. E. Shaw Securi.   , L.L.C.

# Statement of Financial Condition

*December 31, 2006*

|  | *(in thousands)* |
|---|---|
| **Assets** | |
| Receivable from clearing broker | $ 1,543 |
| Other assets | 15 |
| **Total Assets** | **$ 1,558** |
| | |
| **Liabilities and Member's Capital** | |
| Payables | |
| Affiliate | $ 25 |
| Capital withdrawal | 1,033 |
| **Total Liabilities** | 1,058 |
| Commitments | |
| **Member's Capital** | 500 |
| **Total Liabilities and Member's Capital** | **$ 1,558** |

*The accompanying notes are an integral part of this statement.*

*D. E. Shaw Secur.     , L.L.C.*

# Notes to Statement of Financial Condition

*December 31, 2006*

## 1. Organization

D. E. Shaw Securities, L.L.C. (the "Company") is a Delaware limited liability company. D. E. Shaw Securities Trading, L.P. (the "Former Parent") was the sole non-managing member of the Company prior to withdrawing its entire investment in the Company effective as of the close of business on December 31, 2006. D. E. Shaw & Co., L.P. (the "Managing Member") is the managing member of the Company and became the sole member of the Company after the capital withdrawal by the Former Parent. The Company filed an amendment to Form BD notifying the National Association of Securities Dealers, Inc. (the "NASD") of this change in ownership.

The Company is a securities broker-dealer that is currently involved in certain private placement activities and also acts as executing broker for other companies in the D. E. Shaw group.

It should be noted that nothing in this statement of financial condition or notes thereto shall create or imply any limit on the discretion of the Managing Member.

## 2. Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), which require management to use its judgment in making certain estimates. Such estimates may differ from the amounts ultimately realized due to the uncertainties inherent in any such estimation process, and the differences may be material.

Substantially all of the Company's assets and liabilities are carried at either fair value or contracted amounts that approximate fair value.

The Company may participate in class action claims related to principal transactions in financial instruments that it traded in prior years, and in connection with such participation may receive a share of the applicable court award or settlement proceeds.

In the normal course of business, the Company has entered into certain contracts that provide a variety of indemnities. The Company's maximum exposure under these indemnifications is unknown. However, no liabilities have arisen under these indemnities in the past, and while there can be no assurances in this regard,

## 2. Significant Accounting Policies (Continued)

there is no expectation that any will occur in the future. Therefore, the Company does not consider it necessary to record a liability in this connection under U.S. GAAP.

U.S. federal and state income taxes have not been provided because the members report their respective distributive share of the Company's taxable income or loss on their respective tax returns. As discussed below, the Company does, however, include a provision for unincorporated business taxes, when appropriate.

## 3. Receivable From Clearing Brokers

Any transactions in financial instruments are cleared by a limited number of clearing brokers (the "Clearing Brokers") pursuant to clearance agreements. During 2006, all of the Company's cash was deposited with one such Clearing Broker (i) for safekeeping purposes, and (ii) as a buffer (which may or may not be of adequate size at any given point in time to serve its intended purposes) available to meet an increase in regulatory capital requirements, and to fund expenses, operating costs, and any other operating needs of the Company. This subjects the Company to credit risk with respect to this Clearing Broker.

## 4. Related Party Transactions

The Managing Member, directly and through certain affiliates, provides substantially all personnel, management, and overhead, and certain other services to the Company and the Former Parent. In consideration for providing these services and in accordance with the applicable operating agreements, the Managing Member is reimbursed by the Former Parent's parent company for the effect of its bearing related expenses as well as for certain other of its and its members' costs resulting directly or indirectly from its management activities. In turn, the Company is responsible for its allocable share of these costs and expenses pursuant to an expense allocation agreement between the Managing Member, the Former Parent, and the Company. In connection with this agreement, the total costs and expenses applicable to the Company (primarily related to personnel costs and professional fees) were charged to the Company by the Parent. Payable to affiliate represents amounts due with respect to such activities. Any such payables are due on demand.

### 4. Related Party Transactions (Continued)

The Company receives no compensation for the execution services it provides to other companies in the D. E. Shaw group, nor did it receive any compensation during the year (other than expense reimbursement) for its role in private placement activities.

### 5. Net Capital Requirement

As a registered broker-dealer and member of the NASD, the Company is subject to Rule 15c3-1 of the United States Securities and Exchange Commission, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit items arising from customer transactions, as defined. At December 31, 2006, the Company had net capital of approximately $0.5 million, which exceeded the minimum requirement by approximately $0.2 million.

Proprietary balances, if any, held at a Clearing Broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and such Clearing Broker, which requires, among other things, that the Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

### 6. Taxes

The Company is subject to unincorporated business taxes related to its operations. To the extent taxes are provided for in the statement of financial condition, any such taxes are accrued for at the effective rate of the Company.

As a result of the withdrawal by the Former Parent leaving the Managing Member as the sole member of the Company, the Company's net operating loss carryforwards from prior years are no longer available.



**Ernst & Young** LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

February 28, 2007

Securities and Exchange Commission
3 World Financial Center, Suite 4300
New York, NY 10281-1022
Attn: Ms. Andrea Alexis

Dear Ms. Alexis:

In connection with the December 31, 2006 audit of the accounts of D. E. Shaw Securities, L.L.C. we enclose two copies of each of the following reports:

1) FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2006
with
REPORT AND SUPPLEMENTARY REPORT OF
INDEPENDENT AUDITORS
(Confidential)


2) STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006
with
REPORT OF INDEPENDENT AUDITORS


Please note that as designated on their covers, the FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION in Item 1 above, are being filed on the confidential treatment basis provided for in amended Rule 17a-5 (e)(3) of the Securities and Exchange Act of 1934.

Please sign, time stamp, and return the attached copy of this letter to us in the enclosed self-addressed stamped envelope to acknowledge receipt of the noted reports.

Yours very truly,

Brian M. Byrne

Enclosures

cc:    Mr. Todd Goetz (w/o enclosures)

**END**